FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on November 29, 2007 announcing that the Company Reports Results for the Third Quarter and Nine Month Period Ended September 30, 2007

EXHIBIT 1

Euroseas Ltd. Reports Results for the Third Quarter and Nine Month Period Ended September 30, 2007

Maroussi, Athens, Greece – November 28, 2007 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the third quarter and nine month period ended September 30, 2007.

Third quarter 2007 Highlights:

•

Net income of $9.5 million or $0.40 basic earnings per share calculated on 23,934,434 weighted average number of shares outstanding on total net revenues of $21.5 million. Diluted earnings per share were $0.39 calculated on 24,061,880 weighted average number of shares.  Earnings per share for the third quarter of 2007 do not include $0.03 of cash flow attributable to amortization of the fair value of period charter contracts acquired that is usually included by security analysts in their published estimates of earnings per share.

•

Adjusted EBITDA was $15.2 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average 12.13 vessels were operated during the third quarter 2007 earning an average time charter equivalent rate of $20,024 per day.

•

Declared a quarterly dividend of $0.29 per share for the third quarter 2007 payable on November 28, 2007 to shareholders of record as of November 5, 2007

Nine months 2007 Highlights:

•

Net income of $25.3 million or $1.30 basic and diluted per share calculated on 19,508,531 basic weighted average number of shares outstanding and 19,557,805 diluted weighted average number of shares outstanding on total net revenues of $50.6 million. Earnings per share for the nine month period ended September 30, 2007 do not include $0.09 of cash flow attributable to amortization of the fair value of period charter contracts acquired that is usually included by security analysts in their published estimates of earnings per share.

•

Adjusted EBITDA was $40.2 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average 10.42 vessels were operated during the first nine months of 2007 earning an average time charter equivalent rate of $19,177 per day

•

Declared quarterly dividends for the first, second and third quarters of 2007, aggregating $0.78 per share.

Fleet Developments:

•

In October 2007, took delivery of the M/V Tiger Bridge, a handysize container ship the Company had previously agreed to acquire for $24 million, in August 2007. The vessel has a capacity of 31,627 dwt and 2,228 teu built in 1990 in South Korea. The vessels are employed on a time charters until July 2009, at a rate of about $16,500 per day.

•

In November 2007, took delivery of the M/V Ioanna P (ex M/V Trust Jakarta), a panamax size drybulk carrier the Company had previously agreed to acquire in October 2007, for $28.6 million. The vessel has a capacity of 64,873 dwt, built in 1984 in Japan, The vessel is employed under a period charter contract at a rate of $35,500 per day till July 2008.

•

Following these charter agreements, approximately 46% of Euroseas total fleet days in 2008 are fixed under period charters, already concluded spot charters, or, otherwise protected from market fluctuations.

Company Development:

•

In November 2007, the Company announced the closing of its 5,825,000  share follow-on public offering at a price of $17.00 per share. Net proceeds to Euroseas after underwriting discounts and estimated offering expenses were approximately $93.4 million.  The Company intends to use the net proceeds to acquire additional vessels in the drybulk and container sectors and for general corporate purposes.

Aristides Pittas, Chairman and CEO of Euroseas commented: “The third quarter of 2007 has continued to be one of significant progress in the development of Euroseas as a public company.  During the third quarter of 2007, we deployed the remaining of the proceeds of our July 2007 follow-on offering increasing our revenue base and market capitalization.  Equally significantly, in November 2007, we completed our third follow-on common stock offering raising net proceeds of about $93 million, funds that will enable us to continue our growth. We have a fleet of 15 vessels and we intend to continue executing our plan to grow our fleet by focusing on age and size segments of the drybulk and containership sectors which we believe maximize our shareholder returns.  The growth of our dividend from $0.57 per share for the first nine months of 2006 to $0.78 per share for the first nine months of 2007, a 37% increase, is the best evidence of the effectiveness of our investment and employment strategy, especially since it represents only a fraction of our net income even excluding any capital gains during those periods. We believe our strategy will enable us to continue providing consistent and significant dividends and overall returns to our shareholders.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first nine months of 2007 reflect significantly higher revenues compared to the first nine months 2006 due to the higher average time charter equivalent rate our vessels have achieved and the higher number of vessels in our fleet.  Specifically during the first nine months of 2007, our fleet earned on average $19,177 per vessel per day compared to $13,766 per vessel per day during the same period in 2006. Daily vessel operating expenses including management fees during the first nine months of 2007 reflect an increase of about 12% on a per vessel per day basis compared to the same period in 2006. This is increase is mainly due to the increase in euro/dollar exchange rate, higher cost of lubricants due to higher oil prices and higher crew costs because of the increased competition in securing quality personnel.

As of today, including the vessels we recently took delivery of, 46% of our ship capacity days in 2008 have been fixed under time charter contracts or protected from market fluctuations. We believe that our contract coverage gives us a solid revenue base for 2008 and beyond, more predictable cash flows and sufficient downside protection, while still allowing us to participate in the potential upside of the spot market during periods of rising market rates.”

Third quarter 2007 Results:

For the third quarter of 2007, the Company reported total net revenues of $21.5 million and net income of $9.5 million representing a 141.1% and 76.6% increase, respectively, over total net revenues of $8.9 million and net income of $5.4 million during the third quarter of 2006. On average, 12.13 vessels were operated during the third quarter 2007 earning an average time charter equivalent rate of $20,024 per day compared to 7.35 vessels in the same period 2006 earning on average $14,536 per day. Net income for the third quarter of 2006 includes a $2.3 million capital gain from the sale of M/V “John P” in July 2006. Excluding this capital gain, net income in the third quarter of 2007 represents an increase of 207% over the third quarter of 2006.

Adjusted EBITDA for the third quarter of 2007 was $15.2 million, a 104% increase of $7.5 million during the third quarter of 2006; exclusive of the capital gain in the third quarter of 2006, Adjusted EBITDA would have been $5.2 million resulting in an increase of 193%. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities.

Basic earnings per share for the third quarter of 2007 were $0.40, calculated on 23,934,434 weighted average number of shares outstanding, compared to earnings per share of $0.43, inclusive of a $0.18 capital gain per share on the sale of M/V “John P”, for the third quarter of 2006, calculated on 12,620,114 weighted average number of shares outstanding.  Diluted earnings per share were $0.39 and $0.43, the latter inclusive of capital gains of $0.18, for the third quarter of 2007 and 2006, respectively. The Company has recently declared a quarterly dividend of $0.29 per share, which represents its ninth consecutive quarterly dividend and a 38% increase over last year’s third quarter dividend.

Earnings per share for the third quarter of 2007 and 2006 do not include $0.03 and ($0.02) respectively of cash flow attributable to amortization of the fair value of period charter contracts acquired that is usually included by security analysts in their published estimates of earnings per share.

Nine months Ended September 30, 2007 Results:

For the nine months ended September 30, 2007, the company reported total net revenues of $50.6 million and net income of $25.3 million, representing a 77.9% and 65.4% increase, respectively over the same period of 2006. Adjusted EBITDA for the period was $40.2 million, a 87.0% increase over 2006 (please see below for Adjusted EBITDA reconciliation to net income and cash flow from operating activities). In the first nine months ended September 30, 2006, net revenues were $28.4 million, net income was $15.3 million and EBITDA was $21.5 million.  On average, 10.42 vessels were operated during the period in 2007 earning an average time charter equivalent rate of $19,177 per day compared to 7.91 vessels in the same period 2006 earning a time charter equivalent rate of $13,766. Results for the nine month period ended September 30, 2007 included a capital gain of $3.4 million from the sale of M/V “Ariel”, while results for the nine month period ended September 30, 2006 included a capital gain of $4.4 million from the sale of M/V “Pantelis P” and M/V “John P”, three of the Company’s handysize vessels. Excluding the capital gains, net income and Adjusted EBITDA for the nine month period ended September 30, 2007 increased 102% and 116%, respectively, over the same period of 2006.

Basic earnings per share for the nine months ended September 30, 2007, were $1.30, calculated on 19,508,531 weighted average number of shares outstanding, compared to earnings per share of $1.23 for the same period of 2006 calculated on 12,506,793 weighted average number of shares outstanding. Diluted earnings per share were $1.30 and $1.23 for the first nine months of 2007 and 2006, respectively.

Earnings per share for the nine month period ended September 30, 2007 and 2006 do not include $0.09 and ($0.03) respectively of cash flow attributable to amortization of the fair value of period charter contracts acquired that is usually included by security analysts in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	$17,000 to $20,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-08	$29,000
IOANNA P.	Panamax	64,873		1984	TC ‘til Jul-08	$35,500
NIKOLAOS P.	Handysize	34,750		1984	Spot	$47,000
GREGOS	Handysize	38,691		1984	Spot	$57,000
Total Dry Bulk Vessels	5	277,316

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
DESPINA P	Handysize	33,667	1,932	1990	Scheduled drydocking	-
JONATHAN P	Handysize	33,667	1,932	1990	Scheduled drydocking	-
CLAN GLADIATOR	Handysize	30,007	1,742	1992	TC ‘til Apr-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handysize	20,346	1,452	1995	TC ‘til Mar-08	$13,450
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-08	$12,800
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Feb-09	$15,800
Total Container Carriers	9	239,010	15,321
Fleet Grand Total	15	538,894	16,271

(*)

“IRINI”, is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in two “short” funds (contracts to carry cargo at agreed rates), minimizing its exposure to the spot market (covered at 77% for 2007 and 42% for 2008, approximately).

Summary Fleet Data:

	3 months, ended September 30, 2006	3 months, ended September 30, 2007	9 months, ended September 30, 2006	9 months, ended September 30, 2007
FLEET DATA
Average number of vessels (1)	7.35	12.13	7.91	10.42
Calendar days for fleet (2)	676.00	1116.00	2,159.0	2,844.0
Available days for fleet (3)	652.00	1100.41	2,111.9	2,727.0
Voyage days for fleet (4)	628.27	1100.28	2,083.9	2,723.4
Fleet utilization (5)	96.36%	99.99%	98.68%	99.87%

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	14,536	20,024	13,766	19,177
Vessel operating expenses (7)	4,466	5,233	4,281	4,797
General and administrative expenses (8)	350	434	351	411
Total vessel operating expenses (9)	4,816	5,667	4,632	5,208

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment or other offhire. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Tomorrow, Friday, November 30, 2007 at 10:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

In case of any problems with the above numbers, please dial 1 866 223 0615 (from the US), 0800 694 1503 (from the UK) or +44 (0)1452 586 513 (international standard dial in). Quote “Euroseas”.

A recording of the conference call will be available until December 7, 2007 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slides presentation on the third quarter and nine month period ended September 30, 2007 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statement of Income

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended September 30,	Three Months Ended, September 30,	Nine months Ended, September 30,	Nine months Ended September 30,
	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	9,280,725	22,538,504	29,701,945	53,062,852
Commissions	(384,437)	(1,086,167)	(1,280,405)	(2,507,268)
Net revenues	8,896,288	21,452,337	28,421,540	50,555,584

Operating expenses
Voyage expenses	148,018	506,663	1,014,383	835,286
Vessel operating expenses	2,488,781	4,867,262	7,599,948	11,217,421
Amortization and depreciation	1,794,682	4,667,638	4,989,757	10,830,769
Management fees	530,292	973,416	1,643,142	2,424,794
Other general and administrative expenses	236,341	484,302	758,281	1,168,218
Total operating expenses	5,198,114	11,499,281	16,005,511	26,476,488

Net gain from sale of vessel	2,280,057	-	4,445,856	3,411,397
Operating income	5,978,231	9,953,056	16,861,885	27,490,493
Other income/(expenses)
Interest and finance cost	(867,004)	(1,233,086)	(2,258,950)	(3,591,190)
Interest income	250, 210	751,966	720,551	1,447,947
Foreign exchange (loss)/gain	943	(1,824)	(1,064)	(1,764)
Other expenses, net	(615,851)	(482,944)	(1,539,463)	(2,145,007)

Net income	5,362,380	9,470,112	15,322,422	25,345,486
Earnings, per share, basic	0.43	0.40	1,23	1.30
Weighted average number of shares, basic	12,620,114	23,934,434	12,506,793	19,508,531
Earnings, per share, diluted	0.43	0.39	1,23	1.30
Weighted average number of shares, diluted	12,620,114	24,061,880	12,506,793	19,557,805

Euroseas Ltd.

Consolidated Condensed Balance Sheet

(All amounts expressed in U.S. Dollars)

	December 31, 2006	September 30, 2007
ASSETS	(unaudited)	(unaudited)
Current Assets:
Cash and cash equivalents	2,791,107	43,159,409
Trade accounts receivables	378,216	274,476
Other receivables	268,864	306,313
Due from related company	2,649,259	4,067,773
Inventories	716,131	1,100,932
Restricted cash	1,146,621	951,997
Vessel held for sale, net	1,782,840	-
Prepaid expenses	242,558	549,432
Total current assets	9,975,596	50,410,332

Fixed assets:
Vessels, net	95,494,342	181,375,853
Cash advances for vessel acquisitions	-	2,408,154
Long-term assets:
Restricted cash	2,700,000	3,900,000
Deferred charges, net	1,291,844	3,617,066
Deferred offering expenses	500,000	-
Fair value of above market time charter acquired	7,543,477	5,342,287
Total long-term assets	107,529,663	196,643,360
Total assets	117,505,259	247,053,692

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	18,040,000	18,480,000
Trade accounts payable	1,034,713	1,865,545
Accrued expenses	1,233,185	1,396,125
Deferred revenue	1,357,501	4,085,797
Total current liabilities	21,665,399	25,827,467

Long-term liabilities:
Long term debt, net of current portion	56,910,000	52,880,000
Fair value of below market time charter acquired	918,200	569,553
Total long-term liabilities	57,828,200	53,449,553
Total liabilities	79,493,599	79,277,020

Shareholders' equity:
Common stock (par value $0.03, 100,000,000 shares authorized, 12,620,150 and 24,242,979 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	378,605	727,290
Additional paid-in capital	18,283,767	135,592,427
Retained earnings	19,349,288	31,456,955
Total shareholders' equity	38,011,660	167,776,672
Total liabilities and shareholders' equity	117,505,259	247,053,692

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2007	Nine months Ended September 30, 2006	Nine months Ended September 30, 2007
Net income	5,362,380	9,470,112	15,322,422	25,345,486
Interest and finance costs, net (includes interest income)	616,794	481,120	1,538,399	2,143,243
Depreciation and amortization	1,794,682	4,667,638	4,989,757	10,830,769
Amortization of deferred revenue of below market time charter acquired	(286,566)	(116,856)	(369,806)	(348,647)
Amortization of deferred revenue of above market time charter acquired	-	737,773	-	2,201,190
Adjusted EBITDA	7,487,290	15,239,787	21,480,772	40,172,041

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2007	Nine months Ended September 30, 2006	Nine months Ended September 30, 2007
Net cash flow provided by operating activities	4,262,431	11,989,767	15,715,298	33,312,855
Changes in operating assets / liabilities	350,664	2,785,603	(159,999)	1,359,099
Gain from vessel sale	2,280,057	-	4,445,856	3,411,397
Interest, net	594,138	464,417	1,479,617	2,088,690
Adjusted EBITDA	7,487,290	15,239,787	21,480,772	40,172,041

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, taxes, depreciation, amortization and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 3 Panamax drybulk carriers, 2 Handysize drybulk carriers, 2 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas’ 5 drybulk carriers have a total cargo capacity of 277,316 dwt, its 9 container ships will have a cargo capacity of 15,321 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  November 29, 2007

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President